UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

On November 19, 2012, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2012. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

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these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Earnings Release

Third Quarter 2012

Net income increased 20%, reaching CLP 66,913 million

•	Net income increased 20% versus 3Q11, reaching CLP 66,913 million reflecting higher operating income and higher income from foreign exchange variations.

•	The Company reported EBITDA of CLP 176,995 million, up 28% YoY, driven by improved results in Paris Department Stores, Shopping Centers and Home Improvement operations.

•	Cencosud revenue increased 18% YoY, after the consolidation of Prezunic and Johnson, double-digit Same Store Sales (SSS) in Argentina and the opening of 76 new stores versus 3Q11.

•

Operating Income totaled CLP 135,498 million, up 12% versus 3Q11, primarily due to improved operating income from Home Improvement, Paris Stores and Shopping Centers, partially offset by Supermarkets and Financial Services.

•

In October, the Company entered into a stock purchase agreement to acquire Carrefour’s operations in Colombia, including 72 hypermarket stores, 16 convenience stores, four cash and carry stores and gas stations.

•

Cencosud recorded a tax provision in the third quarter, due to the recent tax reform in Chile which raised rates on corporations. This provision amounted to CLP 4,173 million as of September 30, 2012. Our position as a leading retail brand in Chile and track record of prudent financial management will allow the Company to manage the impact of higher taxes going forward

Financial Highlights Q3 2012

•	Cencosud revenue increased18% YoY, with the consolidation of Prezunic and Johnson, double-digit Same Store Sales (SSS) in Argentina and the opening of 76 new stores versus 3Q11.

•

Operating Income[1] in 3Q12 totaled CLP 135,498 million, up 12% versus 3Q11 primarily from improved operating income from Shopping Centers, Paris Stores and Home Improvement, partially offset by Supermarkets and Financial Services.

•	Net income increased 20% versus 3Q11, reflecting higher operating income and higher income from foreign exchange variations.

•	The Company reported EBITDA[2] of CLP 176,995 million, up 28% YoY on improved results from the Shopping Centers and Home Improvement operations.

•	The Paris department stores’ EBITDA margin was 4.4% in 3Q12 and accounted CLP 7,673 million, while Johnson EBITDA was negative CLP 3,383 million in 3Q12.

•	Better results are even with the provision done by Cencosud due to higher income taxes related to the recent Tax Reform in Chile.

[1]

On March 21 2012 the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, where by Operating Results now includes Other Income by function.

[2]

Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

Cencosud Key Events for 3Q12

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On October 18, 2012, the Company entered into a stock purchase agreement to acquire Carrefour’s operations in Colombia, including 72 hypermarket stores, 16 convenience stores, four cash and carry stores and gas stations, as well as a substantial land bank. Net sales for the acquired stores in the last twelve months totaled €1,668 million (including gasoline sales). The stores acquired are located in nine of the ten largest cities in Colombia, the second most populous country in South America with solid macroeconomic prospects. The acquisition would make Cencosud the country’s second-largest supermarket operator and consolidate the Company’s position as a leading retailer in Latin America, with a pan-regional footprint.

a.	To finance this transformational acquisition, Cencosud entered into a US$2.5 billion, 18-month, Bridge Loan Facility with JPMorgan Chase. The Company plans to refinance this Bridge Loan Facility subject to market conditions with an international bond offering in an aggregate principal amount of up to US$1 billion and a capital increase of up to US$1.5 billion.

b.	After the refinancing of the Bridge Loan Facility and subject to market conditions, Cencosud expects to be able to achieve a level of net debt to EBITDA in the next 18 months in the range of 3X.

•	Costanera, South America’s largest shopping mall with 140,000 square meters of selling space, reported its first full quarter of operations, and an occupancy rate of 93% at September 2012.

•	In August, Prezunic, our supermarket chain in Rio de Janeiro, Brazil, was ranked as a Great Place to Work, demonstrating the commitment and satisfaction of the Prezunic staff.

•	Paris Department Stores has 1,000,000 Facebook fans

•	As of September 30, 2012 the Ownership Structure of the Company was:

Retail Market Commentary

Chile

In Chile, Cencosud’s largest market, consumer confidence continued its upward trend, with the IPEC consumer confidence index (IPEC, Indice de Percepcion de la Economia published by Adimark) reaching 53.6 in September, its highest level since November 2010. This is broadly in line with a strong economic performance, with the central bank’s latest figures showing the economy growing 4.6% in September from a year earlier. In the retail sector, supermarket sales, as measured by the ISUP index (ISUP, Indice de Ventas de Supermercados) and published by the Chilean National Statistical Institute, grew 2.1%, 8.2% and 12.3% in July, August and September, respectively.

The Company’s operations in Chile accounted for 39.7% of consolidated for the nine months ended September 30, 2012. Cencosud achieved solid sales growth in its Chilean hyper and supermarkets as Same-Store-Sales and Same-Store Average Tickets increased 5.2% and 7.2% year-on-year, respectively.

Argentina

In Argentina, the economy remains weaker than in previous years. Economic growth was 1.4% in August compared with a year earlier, well below expectations. At the same time, consumer confidence, as measured by Universidad Torcuato diTella, fell each month in the third quarter, though the same measurement showed an improvement in the survey for October. Inflation expectations, as measured by the same institute, stood at 30% at the end of the quarter. On the positive side, government statistics agency INDEC reported supermarket sales rising 14.5% year-on-year in July, 12.7% in August and 13.3% in September.

These mixed trends are largely borne out in Cencosud’s same store sales in Argentina. In absolute terms, nominal same store sales were 16.9% higher than in 3Q11, driven by a 19.3% increase in the average ticket. At the same time, the number of same store tickets for the quarter fell 2%.

The Company’s operations in Argentina accounted for 27.8% of consolidated revenues for the nine months ended September 30, 2012.

Brazil

Brazil, the largest economy in Latin America, continues to show signs of an economic slowdown, which has also affected the retail sector. Consumer Confidence, as measured by the private research institute Fundacão Getulio Vargas, showed a quarterly decline. In its September 2012 inflation report, the Central Bank forecast economic growth of just 1.6% for the year, compared with a previous estimate of 2.5%, while food and beverage prices in August were 8.9% higher than they were a year earlier.

Gbarbosa posted a nominal SSS decline of 2.8%, as the number of receipts at the stores declined. This was partly due to the implementation of SAP at the chain, which impacted the level of inventories at Gbarbosa stores. On the positive side, Prezunic, Cencosud’s chain store in Rio de Janeiro, showed a 7.2% increase in SSS for the quarter, while Gbarbosa’s average ticket rose 3.6%.

Cencosud’s operations in Brazil accounted for 23.9% of consolidated revenues for the nine months ended September 30, 2012.

Peru

The Peruvian economy continues to grow at a steady rate. GDP expanded 7.2% and 6.3% in July and August, respectively. According to Finance Minister Luis Miguel Castilla, the Peruvian economy is expected to grow 6.0% in 2012. Consumer confidence, as measured by APOYO Consultoria, remained above 50 at the end of the quarter, indicating broadly positive consumer sentiment.

In keeping with the performance in Chile and Argentina, the Company’s Peruvian supermarket operation posted positive SSS, driven by a higher average ticket. The operations in Peru represented 8.1% of consolidated revenues for the nine months ended September 30, 2012.

Colombia

Colombia’s economy remains on track for another year of solid growth, thanks to strong internal demand. Accumulated retail sales in the 12 months through August were up 4.1%, and the central bank cited consumption as a key driver of economic growth for the third and fourth quarters. For the full year, retail sales are expected to rise about 6% to $113.8 billion, of which $62.3 billion will be spent on groceries, according to Planet Retail. Consumer confidence, as measured by the Fedesarrollo institute, improved in the quarter, with a sharp gain in September. In October, the Central Bank revised its forecast for 2012 economic growth to between 3.7% and 4.9%, having previously said the economy could grow by as little as 3%. Finance Minister Cardenas has also said that a negotiated peace with the FARC rebels could raise long-term annual growth as high as 7%, thanks to lower security spending and greater business activity in the east of the country.

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between the 3Q2011 and 3Q2012.

The figures and variations (%) expressed in USD were converted from Chilean pesos based on end-of-period exchange rates of CLP 521.76 and CLP 473.77 as of 3Q11 and 3Q12, respectively.

The exchange rates at the end of September 2011, December 2011 and September 2012, and the variations between 3Q2011 and 3Q2012 are:

Date	09/30/2012	12/31/2011	09/30/2011	% change Sept. 2012 vs Sept. 2011
CLP / USD	473.77	519.20	521.76	-9.2%
CLP / AR$	100.91	120.74	124.13	-18.7%
CLP / Colombian	0.26	0.27	0.27	-3.7%
CLP / Peruvian Nuevo Sol	182.57	193.27	188.23	-3.0%
CLP / Brazilian Real	233.81	278.23	276.85	-15.5%

Overview Q3 2012

Figures in USD MM	Q3 2012	Q3 2011	Change in USD (%)	Change in CLP (%)
Revenues	4,647	3,571	30.1%	18.2%
Chile	1,904	1,481	28.6%	16.7%
Brazil	1,035	745	38.9%	26.2%
Argentina	1,299	1,025	26.8%	15.2%
Peru	386	303	27.6%	15.8%
Colombia	22	18	26.6%	14.9%
Operating Results	286	233	22.8%	11.5%
Net Income	141	107	32.2%	20.0%

Stores	946	799	18.3%	18.3%
Selling Space (m2)	3,563,014	2,979,954	19.6%	19.6%
Employees (full time-basis)	140,783	124,367

Consolidated Performance

Revenues

	Third Quarter					Nine-Month, ended September 30th
	USD MM	MM CLP as of September 30th			USD	MMCLP as of September 30th			USD
	2012	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
Revenues	4,647	2,201,736	1,863,268	18.2%	30.1%	6,568,429	5,409,116	21.4%	33.7%
Supermarkets	3,410	1,615,644	1,377,127	17.3%	29.2%	4,851,854	3,965,074	22.4%	34.8%
Home Improvement	551	261,165	226,515	15.3%	27.0%	774,898	669,505	15.7%	27.5%
Department Stores	428	202,714	155,966	30.0%	43.1%	598,589	465,149	28.7%	41.7%
Shopping Centers	96	45,627	30,853	47.9%	62.9%	115,170	91,323	26.1%	38.9%
Financial Services	152	71,909	68,139	5.5%	16.2%	216,031	206,351	4.7%	15.3%
Others	10	4,677	4,668	0.2%	10.3%	11,887	11,713	1.5%	11.8%

Consolidated revenues were CLP 2,202 billion in the third quarter of 2012, compared with CLP 1,863 billion in the third quarter of 2011, an 18% increase YoY. This increase was driven by double-digit SSS in Argentina, the acquisitions of Prezunic and Johnson, revenues from Costanera Shopping center, positive SSS across almost all lines of retail businesses and the increase of 20% in selling area in 3Q12 versus the same period last year.

•

Supermarket revenues in 3Q12 increased 17.3% YoY, reaching CLP 1,616 billion, driven by the consolidation of Prezunic, double-digit SSS in Argentina (+16.9%), positive SSS in Chile and Peru and the opening of 68 new supermarkets in the region since September 2011 (+12% increase in selling space).

•

Home Improvement revenues increased 15.3% YoY, reaching CLP 261 billion in 3Q12. The growth reflects double-digit SSS growth in Argentina (+28.3%) and Colombia (+10.2%) positive SSS in Chile and the opening of two Easy stores, one in the Costanera Center shopping mall in June, and the other one in the south of Chile (Concepción) that opened in August 30, 2012.

•

Department Store revenues totaled CLP 203 billion, +30.0% YoY, driven by the consolidation of Johnson, three new Paris Stores opened since 3Q11 (Osorno, Costanera and Rancagua) and a 5.2% increase in SSS. Paris stores explain 10.6% of the sales growth.

•	Shopping Center revenues grew 47.9% YoY, reaching CLP 46 billion after the opening of the Costanera Center and Portal Osorno in Chile.

•	Financial Services operations showed an increase in revenues of 5.5% YoY, totaling CLP 72 bn, reflecting higher revenues from Argentina and Peru due to a larger portfolio versus a year ago.

Revenues by Business3

Gross Margin

	Third Quarter					Nine-Month, ended September 30th
	USD MM	MMCLP as of September 30th			USD	MMCLP as of September 30th			USD
	2012	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
Gross Profit	1,320	625,392	527,820	18.5%	30.5%	1,852,610	1,553,501	19.3%	31.3%
Supermarkets	844	400,059	341,960	17.0%	28.8%	1,200,379	982,961	22.1%	34.5%
Home Improvement	184	87,345	71,165	22.7%	35.2%	248,667	208,461	19.3%	31.4%
Department Stores	106	50,110	39,836	25.8%	38.5%	160,190	128,765	24.4%	37.0%
Shopping Centers	82	39,039	26,027	50.0%	65.2%	98,477	77,820	26.5%	39.4%
Financial Services	95	44,861	45,589	-1.6%	8.4%	135,029	148,191	-8.9%	0.3%
Others	8	3,977	3,244	22.6%	35.0%	9,868	7,302	-35.1%	48.8%

Gross Margin (%)	28.4%	28.4%	28.3%	7.7 bps		28.2%	28.7%	-51.5 bps

[3]	Net revenues do not include revenues from the “Other” segment.

Gross margin for the quarter improved at 28.4% compared with 28.3% in 3Q11. Improved margins in the Home Improvement and Shopping Centers divisions were partially offset by lower margins in the Department Stores (after the consolidation of Johnson) and Financial Services divisions.

Gross Margin4 by Business

•

Supermarkets gross margin was 24.8%, remaining almost flat YoY due mainly to the improvement in the Chilean and Peruvian operations, offset by costs associated with the integration of Prezunic in Brazil.

•

Home Improvement gross margin increased to 33.4% in 3Q12 from 31.2% in 3Q11 mainly due to the improvement in the Chilean and Argentine operations. In the case of Chile, the increase was due to increased sales and higher volume discounts from suppliers generated during the 3Q12 as compared to the same period in 2011 in almost all categories. In the case of Argentina, the company has managed to transfer the increased costs stemming from high inflation rates on to its consumers. The effect of inflation was higher than devaluation of local currency. This is partially offset by a lower margin from Colombia due to two weeks of promotions in the month of September related to the anniversary of Easy in Colombia.

•	Department Stores gross margin decreased from 25.5% in 3Q11 to 24.7% in 3Q12 reflecting the consolidation of Johnson and partially offset by a better performance of Paris Stores.

•

Shopping Centers gross margin increased to 85.6% from 84.4% in 3Q11, due to the fact that the Chilean shopping business – with a higher gross margin than in Argentina and Peru – increased its participation in overall shopping revenues to more than 60% of the division.

•

Financial Services posted a decrease in gross margin, reaching 62.4% in 3Q12 versus 66.9% in 3Q11, reflecting a higher charge related to risk in Chile (approximately CLP 2,500 million) and Peru (CLP 250 million), higher costs in Peru due to an increased portfolio reflecting a higher

[4]	Gross profit does not include gross profit from the “Other” segment.

volume of the financial business in Peru (CLP 400 million). On the other hand, Argentina improved its gross margin reflecting the higher portfolio (approximately +30% in local currency) and higher revenues from commissions due to more clients.

Selling, General and Administrative Expenses (SG&A)

	Third Quarter					Nine-Month, ended September 30th
	USD MM	MMCLP as of September 30th			USD	MMCLP as of September 30th			USD
	2012	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
SG&A expenses	-1,077	-510,103	-413,595	23.3%	35.8%	-1,520,681	-1,194,912	27.3%	40.2%
Supermarkets	-701	-331,951	-269,818	23.0%	35.5%	-1,001,576	-777,540	28.8%	41.9%
Home Improvement	-145	-68,503	-58,918	16.3%	28.0%	-199,647	-168,466	18.5%	30.5%
Department Stores	-109	-51,764	-38,697	33.8%	47.3%	-157,948	-114,297	38.2%	52.2%
Shopping Centers	-14	-6,432	-6,157	4.5%	15.0%	-19,749	-15,884	24.3%	36.9%
Financial Services	-59	-27,752	-21,868	26.9%	39.8%	-78,996	-67,168	17.6%	29.5%
Others	-50	-23,701	-18,136	30.7%	43.9%	-62,765	-51,556	21.7%	34.1%

SG&A Margin (%)	-23.2%	-23.2%	-22.2%	-97.1 bps		-23.2%	-22.1%	-106.1 bps

SG&A expenses in 3Q12 were CLP 510,103 million, a 23.3% increase YoY, reflecting the Company’s increased revenues, the negative impact from the consolidation of Prezunic into the Brazilian supermarket operations, the increase in personnel expenses in Argentina and the integration of Johnson in the Department Stores segment.

Operating Income

	Third Quarter					Nine-Month, ended September 30th
	USD MM	MMCLP as of September 30th			USD	MMCLP as of September 30th			USD
	2012	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %

Operating Income	286	135,498	121,510	11.5%	22.8%	385,548	387,255	-0.4%	9.6%
Supermarkets	147	69,720	75,924	-8.2%	1.1%	202,789	212,715	-4.7%	5.0%
Home Improvement	40	18,891	12,298	53.6%	69.2%	49,173	40,117	22.6%	35.0%
Department Stores	-4	-1,784	1,961	-191.0%	-200.2%	2,296	15,295	-85.0%	-83.5%
Shopping Centers	108	51,037	25,463	100.4%	120.7%	136,355	87,949	55.0%	70.7%
Financial Services	36	17,152	23,752	-27.8%	-20.5%	56,132	81,074	-30.8%	-23.8%
Others	-41	-19,518	-17,890	-9.1%	20.2%	-61,197	-49,896	-22.6%	35.1%

Operating Margin (%)	6.2%	6.2%	6.5%	-36.7 bps		5.9%	7.2%	-129.0 bps

Operating Income 5 by Business

•

Supermarket operating income was CLP 69,720 million in 3Q12, compared with CLP 75,924 million in 3Q11, an 8% decrease YoY. The Company posted lower results from its Argentine operations as a result of wage increases. The Brazilian operation also posted lower operating income after the consolidation of Prezunic and lower results in GBarbosa. On the other hand, both the Chilean and Peruvian operations continued to report improved results.

•

Home Improvement operating income was CLP 18,891 million in 3Q12, an increase of 54% YoY, primarily due to a better result from the Chilean operations. This is explained by two effects: better negotiations with suppliers and stronger control of SG&A related to logistic improvements from efficiency projects.

•

Department Stores operating income in 3Q12 registered a loss of CLP 1,784 million versus CLP 1,961 million recorded in 3Q11. The result reflects the integration of Johnson stores with a third quarter loss of CLP 4,377 million. Isolating the performance of Paris Stores, operating income increased by 32% in 3Q12 versus the same period last year due to efficiency projects (reflecting lower SG&A expenses). The improvement in Paris margins is a reflection of its consolidation in the market and gain of scale on its operations. Even with the opening of new stores, due to the scale of operations and efficiency projects, Paris managed to improve its operating margin by 0.2%.

•

Shopping Center operating income doubled versus 3Q11, reaching CLP 51,037 million, due to two openings in Chile and one in Peru. Additionally the increase is due to the revaluation of investment properties (CLP 18,430 million), in the case of Chile based on the incorporation of a better NPV of the real estate operations combined with a lower discount rate because of a

[5]	Operating income Graphics does not include income from the “Other” segment, Other income by function and Other gain (losses).

lower country risk and spread from Cencosud. In the case of Argentina, the higher country risk was compensated for by a better NPV of the real estate operations. Without this revaluation of assets, the operating income of the division accounted for CLP 32,229 million, a 53% increase versus 3Q11 due to the opening of Costanera and Osorno shopping malls in Chile, and Shopping Bajada Alta in Peru.

•

Financial Services operating income decreased 28% reflecting higher costs due to higher SG&A in 3Q12 (CLP 5,520 million) in Chile, as a result of the incorporation of Johnson financial services in Chile and Bretas in Brazil.

Non Operating Income6

	Third Quarter			Nine-Month, ended September 30th
	MMCLP as of September 30th			MMCLP as of September 30th
	2012	2011	Δ %	2012	2011	Δ %
Non Operating Income
Participation in profit or loss of equity method associates	1,247	910	37.0%	3,487	2,600	34.1%
Financial Income	2,097	2.460	-14.8%	6,785	8.373	-19.0%
Finance Costs [for Non-Financial Activities]	-48,303	-34,301	40.8%	-146,317	-103,585	41.3%
Income (loss) from foreign exchange variations	6,487	-8,116	-179.9%	3,880	-10,074	-138.5%
Result of indexation units	-2,652	-4.945	46.4%	-16,681	-21.722	-23.2%
	-41,124	-43.993	-6.5%	-148,845	-124.407	19.6%

In 3Q12, the Company registered a non-operating loss of CLP 41,124 million, compared to a non-operating loss of CLP 43,993 million in 3Q11. This result was mainly due to higher Income from foreign exchange variations partially offset by higher finance costs due to higher financial debt versus 3Q11 as a consequence of the acquisition of Prezunic and Johnson.

Net Income

Net income for the quarter was CLP 66,913 million, a 20% increase versus CLP 55,762 million recorded in 3Q11 primarily due to a higher operating result and income from foreign exchange variations.

EBITDA

		Third Quarter				Nine-Month, ended September 30th
	USD MM	MMCLP as of September 30th			US$	MMCLP as of September 30th			US$
	2012	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
EBITDA	374	176,995	138,652	27.7%	40.6%	479,179	445,334	7.6%	18.5%
Supermarkets	193	91,484	94,388	-3.1%	6.7%	265,332	267,674	-0.9%	9.2%
Home Improvement	49	23,429	16,362	43.2%	57.7%	62,217	52,450	18.6%	30.6%
Department Stores	9	4,289	6,275	-31.6%	-24.7%	21,594	28,011	-22.9%	-15.1%
Shopping Centers	112	53,081	26,929	97.1%	117.1%	141,525	92,247	53.4%	69.0%
Financial Services	38	18,059	24,483	-26.2%	-18.8%	58,587	83,319	-29.7%	-22.6%
Others	-28	-13,348	-29,785	-55.2%	-50.6%	-70,076	-78,366	10.6%	-1.5%

EBITDA Margin (%)	8.0%	8.0%	7.4%	59.8 bps		7.3%	8.2%	-93.8 bps

Consolidated EBITDA for the quarter increased 27.7%, reaching CLP 176,995 million, compared to CLP 138,652 million in 3Q11. In addition, EBITDA margin grew 60 bps after the better results from Shopping Center and Home Improvement divisions.

[6]	Non Operating Income includes “Participation in profit or loss of equity method associates” that was previously included in Operating Income. The Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where byOperating Results now includes Other Gain (Losses)

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE

SquareMeters

as of September 30th

	N° of Stores	Selling space	% leased
Chile	163	227.683	66%
Argentina	256	351.068	55%
Peru	63	153.156	52%
Brasil	163	361.473	97%

Total	645	1.093.381

HYPERMARKETS SELLING SPACE

SquareMeters

as of September 30th

	N° of Stores	Selling space	% leased
Chile	40	277.982	20%
Argentina	23	161.349	9%
Peru	14	91.176	43%
Brasil	35	133.583	86%

Total	112	664.089

OTHERS SELLING

SPACE

SquareMeters

as of September 30th

	N° of Stores	Selling space	% leased
Chile
Argentina
Peru
Brasil	154	17.985	100%

Total	154	17.985

Chile

CHILE - HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	6.6%	5.5%	5.2%		5.8%	5.6%
2011	5.4%	4.4%	4.6%	4.6%	4.9%	4.8%	4.7%
2010	3.0%	4.5%	7.0%	8.6%	3.7%	4.9%	5.9%
N° Same Store Tickets[7]
2012	9.2%	-2.5%	-1.9%		3.3%	1.5%
2011	4.7%	-2.2%	-3.6%	-2.5%	1.2%	-0.5%	-1.1%
2010	-4.4%	-0.2%	-1.9%	0.0%	-2.3%	-2.1%	-1.6%
SS Average Ticket Nominal
2012	-2.4%	7.6%	7.2%		2.4%	4.0%
2011	0.7%	6.7%	8.5%	7.3%	3.7%	5.3%	5.8%
2010	7.7%	4.7%	9.0%	8.7%	6.1%	7.1%	7.6%

*	Measured in local currency.

The SSS figures in the third quarter are primarily driven by improved results in Jumbo (8.1%) vs. Santa Isabel, which obtained an improvement of 1.4%.

[7]	The number of tickets refers to the number of receipts.

Argentina

ARGENTINA - HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	22.3%	19.2%	16.9%		20.6%	19.6%
2011	23.8%	23.0%	22.9%	22.8%	23.4%	23.2%	22.5%
2010	21.4%	25.9%	27.0%	26.3%	23.7%	24.8%	25.2%
N° Same Store Tickets
2012	-0.8%	-0.8%	-2.0%		-0.8%	-2.0%
2011	-4.7%	-4.9%	-4.3%	-2.4%	-4.8%	-4.6%	-4.1%
2010	-2.2%	-0.9%	-1.2%	-2.8%	-1.5%	-1.4%	-1.8%
SS Average Ticket Nominal
2012	23.3%	20.2%	19.3%		21.6%	22.0%
2011	29.8%	29.4%	28.5%	25.8%	29.6%	29.2%	28.3%
2010	24.1%	27.0%	28.5%	29.9%	25.6%	26.6%	27.5%

*	Measured in local currency.

Brazil

BRAZIL - HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	2.6%	1.7%	-2.8%		2.2%	0.5%
2011	4.6%	3.5%	0.0%	-0.3%	4.0%	2.5%	1.4%
2010	11.0%	4.5%	8.2%	5.1%	7.6%	7.8%	7.1%
N° Same Store Tickets
2012	-3.1%	-4.4%	-6.1%		-3.7%	-4.5%
2011	-2.0%	5.7%	0.9%	-12.9%	1.8%	1.5%	-4.4%
2010	1.6%	-4.7%	-3.5%	-5.3%	-1.6%	-2.2%	-3.0%
SS Average Ticket Nominal
2012	5.9%	6.4%	3.6%		6.1%	5.2%
2011	6.7%	-2.1%	-0.9%	14.4%	2.2%	1.0%	6.2%
2010	9.2%	9.7%	12.2%	10.9%	9.4%	10.3%	10.4%

*	Measured in local currency.
*	Figures only for Gbarbosa stores.

BRAZIL - PREZUNIC

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	11,5%	10,0%	7.2%		10,7%	9.5%

Prezunic, our chain based in Rio de Janeiro, reported positive SSS increases during the year. The overall performance in Brazil has been affected by the implementation of a single SAP platform for supermarkets in Brazil. The operations have been stabilized in Gbarbosa, and the company is in the process of recovering the sales lost due to the SAP implementation.

Peru

PERU - HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	8.6%	4.3%	1.8%		6.4%	4.8%
2011	1.7%	4.5%	10.4%	8.7%	3.1%	5.6%	6.5%
2010	-2.6%	-3.3%	-2.2%	-1.4%	-3.0%	-2.7%	-2.3%
N° Same Store Tickets
2012	1.5%	0.2%	-1.2%		0.8%	0.1%
2011	-2.2%	-1.8%	0.0%	0.8%	-2.0%	-1.3%	-0.8%
2010	-0.7%	0.3%	-0.3%	-1.9%	-0.2%	-0.2%	-0.7%
SS Average Ticket Nominal
2012	7.0%	4.1%	3.1%		5.5%	4.7%
2011	3.9%	6.5%	10.4%	7.8%	5.2%	7.0%	7.3%
2010	-1.9%	-3.6%	-1.9%	0.5%	-2.7%	-2.5%	-1.7%

*	Measured in local currency.

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE

SquareMeters

as of September 30th

	N° of Stores	Selling space	% leased
Chile Easy	31	291.797	22,6%
Argentina Easy	48	390.985	22,9%
Colombia Easy	4	34.309	75,0%

Total	83	717.091

Chile

EASY CHILE - HOME IMPROVEMENT STORES

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	3.1%	7.8%	8.6%		5.3%	6.4%
2011	11.2%	1.7%	1.6%	4.8%	6.4%	4.9%	4.9%
2010	27.3%	27.6%	24.3%	16.9%	27.4%	26.4%	23.7%
N° Same Store Tickets
2012	0.9%	-0.1%	1.6%		0.4%	0.8%
2011	11.0%	5.1%	5.8%	5.2%	8.0%	7.3%	6.7%
2010	15.1%	15.6%	14.2%	13.2%	15.4%	15.0%	14.5%

SS Average Ticket Nominal
2012	2.1%	7.9%	6.9%		4.9%	5.5%
2011	0.2%	-3.2%	-4.0%	-0.4%	-1.5%	-2.3%	-1.7%
2010	10.5%	10.4%	8.8%	3.3%	10.5%	9.9%	8.1%

*	Measured in local currency.

Argentina

EASY ARGENTINA - HOME IMPROVEMENT STORES

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	30.0%	31.0%	28.3%		30.5%	29.7%
2011	28.0%	26.2%	34.2%	38.3%	27.1%	29.7%	32.3%
2010	22.7%	29.0%	23.3%	35.2%	25.8%	24.9%	27.8%
N° Same Store Tickets
2012	2.8%	4.4%	-0.5%		3.6%	2.2%
2011	1.1%	1.5%	5.0%	10.0%	1.3%	2.6%	4.6%
2010	0.1%	2.3%	-2.0%	3.8%	1.1%	0.1%	1.0%
SS Average Ticket Nominal
2012	27.0%	25.5%	29.0%		26.0%	27.0%
2011	26.6%	24.3%	27.8%	25.8%	25.5%	26.4%	26.5%
2010	22.6%	26.2%	25.8%	30.3%	24.4%	24.8%	26.5%

*	Measured in local currency.

SSS does not include Blaisten stores.

Colombia

COLOMBIA - HOME IMPROVEMENT STORES

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	11.2%	5.3%	10.2%		8.3%	8.9%
2011	6.7%	12.1%	11.6%	13.9%	10.3%	10.8%	11.8%
2010	-0.1%	-10.9%	-3.9%	-0.6%	-5.7%	-5.1%	-3.6%
N° Same Store Tickets
2012	5.9%	2.3%	3.9%		4.1%	4.0%
2011	-10.9%	-10.3%	-5.5%	-2.0%	-10.5%	-8.5%	-6.5%
2010	3.2%	-1.0%	4.5%	0.1%	1.1%	2.2%	1.5%
SS Average Ticket Nominal
2012	5.0%	3.0%	6.0%		4.0%	4.7%
2011	19.8%	24.9%	18.0%	16.2%	23.2%	21.1%	19.6%
2010	-3.2%	-10.0%	-8.1%	-0.7%	-6.8%	-7.2%	-4.9%

*	Measured in local currency.

Department Stores

DEPARTMENT STORES CHILE SELLING SPACE

SquareMeters

as of September 30th

	N° of Stores	Selling space	% leased
Paris Stores	38	257.446	63%
Johnson Stores	39	115.722	3%

Total	77	373.168

Department Store net revenues for the quarter were CLP 202,714 million, up 30.0% YoY. This growth is mainly due to the consolidation of Johnson Department Stores, which added CLP30,224 million of sales as well as growth of 11% in revenues from Paris. The higher revenues from Paris stores are due to a growth of +5.2% in SSS with improvement in all categories, especially in clothing and the opening of three new stores, Osorno, Costanera and Rancagua Rex.

PARIS - DEPARTMENT STORES

	Q1	Q2	Q3	Q4	6M	9M	12M
Nominal Same Store Sales
2012	9.4%	5.5%	5.2%		7.3%	6.6%
2011	17.9%	-1.9%	3.5%	4.7%	6.4%	5.4%	5.2%
2010	11.1%	30.8%	22.4%	15.4%	21.7%	22.0%	19.7%
N° Same Store Tickets
2012	3.3%	-0.6%	-0.1%		1.4%	0.9%
2011	17.4%	2.0%	-0.3%	-0.1%	9.4%	6.0%	3.9%
2010	-4.7%	21.8%	22.9%	13.3%	7.5%	12.5%	12.7%
SS Average Ticket Nominal
2012	5.7%	6.2%	5.3%		5.9%	5.6%
2011	0.4%	-3.9%	3.8%	4.8%	-2.7%	-0.5%	1.2%
2010	16.5%	7.4%	-0.4%	1.9%	13.2%	8.4%	6.2%

*	Measured in local currency.
**	SSS does not include Umbrale and Foster stores.

Gross profit for the quarter increased 25.8% YoY, to CLP 62,657 million. Gross margin fell to 24.7% in 3Q12, from 25.5% in 3Q11, as a result of the integration of Johnson, which registered a margin of 19.8% in 3Q12. This impact was partially offset by an improvement in the margin of Paris stores to 25.6% in 3Q12.

Department Store operating income in 3Q12 was a loss of CLP 1,784 million, compared with CLP 1,961 million in 3Q11 primarily due to the ongoing integration of Johnson. Only considering Paris stores, operating income increased 32.2% accounting CLP 2,592 million, with an increase in gross margin and adequate growth in SG&A expenses, reaching 24.3% to 24.1% even with 3 more stores than 3Q11, due to the Company’s continuous efforts to improve efficiency.

Department Store EBITDA reached CLP 4,289 million, with a margin of 2.1%. Only considering Paris stores, the margin was 4.4% in 3Q12, which represents an EBITDA growth of 22.3%. Moreover, during this quarter Johnson showed a negative EBITDA of CLP 3,383 million, compared with the negative EBITDA of CLP 4,790 million in 1Q 2012 and CLP 1,093 million in 2Q12. This higher EBITDA loss in 3Q12 is due to the seasonality of the business.

Shopping Centers

SHOPPING CENTERS LEASED AREA

SquareMeters

as of September 30th

	Nº shopping	leased area
Chile	11	430.621
Argentina	14	228.396
Peru	3	50.517

Total	28	709.535

Financial Services

Chile8

Credit Card Loan Portfolio ( USD MM)9

	Q1	Q2	Q3	Q4
2012	862	819	859
2011	847	881	768	861
2010	685	662	741	888

[8]	Chilean figures do not include Johnson portfolio.
[9]	The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 54,534 million of the portfolio sold to Banco Paris on a monthly basis since November, 2008.

Credit Card Provisions / Loans10

	Q1	Q2	Q3	Q4
2012	7.6%	7.9%	8.0%
2011	7.2%	7.5%	7.5%	7.2%
2010	11.1%	9.4%	9.5%	7.6%

Average loan per customer

	Q1	Q2	Q3	Q4
2012	260,853	257,918	256,281
2011	238,800	241,236	245,951	274,083
2010	218,109	219,808	215,455	239,363

Duration (days)

	Q1	Q2	Q3	Q4
2012	148	144	136
2011	161	162	158	151
2010	175	169	163	163

Monthly statements of account issued in Chile (thousands)

	Q1	Q2	Q3	Q4
2012	1,759	1,719	1,724
2011	1,826	1,825	1,819	1,759
2010	1,786	1,746	1,773	1,787

Write-Offs Net / Loans11

	Q1	Q2	Q3	Q4
2012	12.8%	12.2%	12.9%
2011	6.5%	7.0%	8.2%	8.9%
2010	16.6%	15.5%	13.1%	11.9%

Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2012	13,720	25,677	40,391
2011	6,608	14,231	25,001	36,385
2010	15,179	28,111	35,590	43,663

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets – Chile	2012	18.0%	18.7%	18.5%
	2011	20.5%	21.4%	20.4%	19.8%
	2010	18.7%	20.3%	22.0%	23.0%
Supermarkets – Chile	2012	7.5%	7.8%	8.4%
	2011	8.1%	8.6%	7.9%	7.9%
	2010	7.3%	7.8%	8.8%	9.0%
Department stores – Chile	2012	46.9%	50.0%	50.0%
	2011	50.5%	55.8%	52.6%	53.6%
	2010	49.9%	56.3%	54.8%	54.7%
Home Improvement – Chile	2012	19.6%	19.2%	19.3%
	2011	20.7%	21.6%	20.4%	20.5%
	2010	21.8%	19.8%	20.6%	23.0%

[10]

The ratio Provisions / Loan does not include CLP 3,533 million of anti-cyclical provisions registered in 1Q12, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

[11]	Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

Argentina

Credit Card Loan Portfolio (USD MM)

		March	June	Sep	Dec
Argentina	2012	239	237	242
	2011	185	193	205	243
	2010	77	97	129	176

Credit Card Provisions / Loans12

		Q1	Q2	Q3	Q4
Argentina Risk ratio	2012	6.9%	6.0%	6.0%
	2011	8.4%	10.0%	10.1%	7.6%
	2010	10.2%	9.3%	8.5%	7.5%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	7.9%	8.7%	8.7%
	2011	6.8%	7.3%	7.9%	9.1%
	2010	4.3%	5.4%	6.7%	7.4%
Home Improvement	2012	16.0%	17.1%	16.5%
	2011	14.9%	15.0%	15.3%	18.2%
	2010	7.2%	9.9%	13.8%	15.6%

Peru

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	7.6%	8.6%	8.3%
	2011	5.2%	8.1%	6.8%	7.0%
	2010	8.5%	8.8%	5.4%	4.7%

[12]

Since December 2011, the Company started the write off of bad loans that are past due over 180 days, which are 100% provisioned, following the internal criteria of Cencosud. Due to the change in the criteria, the provisions/loans indicator decreased. Using comparable basis (considering in both periods the loan portfolio that is under 180 days past due), the ratios were 5.1% for September 2012 and 5.6% for September 2011.

Brazil

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets-Brazil	2012	41.1%	42.3%	42.2%
	2011	42.0%	44.0%	44.2%	43.5%
	2010	43.1%	45.1%	46.7%	47.1%

Credit Card Loan Portfolio (M Reales)
		March	June	Sep	Dec
Brazil	2012	425,992	432,652	411,920
	2011	385,201	405,635	410,605	438,790
	2010	318,685	328,995	339,600	380,637

Credit Card Provisions / Loans
		Q1	Q2	Q3	Q4
Brazil Risk ratio	2012	6.4%	7.1%	6.9%
	2011	2.8%	3.7%	4.1%	3.9%
	2010	2.2%	2.5%	2.4%	2.3%

Capex

Cencosud’s total proceeds used in investment activities amounted to CLP 107,168 million in 3Q12. Capex related to organic growth in 3Q12 were CLP 115,113 million.

Store Network

In 3Q12, the Company opened 28 new stores and closed 2 stores. In Chile, the Company opened a total of 5 Santa Isabel supermarkets, 4 Jumbo supermarkets and 2 Jumbo hypermarkets and closed 1 supermarket. Additionally Cencosud opened 1 department store Paris, 1 home improvement and 1 shopping center. In Argentina the company registered a net opening of 5 supermarkets. In the case of Peru, we opened 2 supermarkets and 1 shopping center. Finally, in the case of Brazil we opened 3 supermarkets and 1 hypermarket.

RECENT OPENINGS

Country	Business		Selling space	Status
Chile	1 Home Improvement	Easy	8,643	Opened
	1 Department Stores	Paris	3,555	Opened
	5 Supermarkets	Santa Isabel	8,100	Opened
	1 Supermarkets	Santa Isabel	1,493	Closed
	1 Shopping Center	Portal Osorno	8,362	Opened
	4 Supermarkets	Jumbo	8,526	Opened
	2 Hypermarkets	Jumbo	14,799	Opened
Argentina	6 Supermarkets	Disco	6,917	Opened
	1 Supermarket	Vea	1,208	Closed
	1 Shopping Center	Salta	5,638	Opened
Peru	2 Supermarkets	Metro and Wong	3,404	Opened
	1 Shopping Center	Bajada Balta	1,196	Opened
Brazil	3 Supermarkets	Bretas and Gbarbosa	8,575	Opened
	1 Hypermarkets	Mercantil Rodriguez	5,064	Opened

At the end of September 2012 Cencosud operated 917 stores and 29 shopping centers.

The total increase of selling area in 3Q12 is 67,156 sq meters, after taking into account the remodeling of supermarkets, home improvement, department stores and shopping centers.

Balance Sheet Summary

Total assets increased by CLP 62.8 million to CLP 7,718 million compared with December 31, 2011. This increase is mainly due to the increase in goodwill after the acquisition of Prezunic, the third largest supermarket chain in Rio de Janeiro, Brazil.

Net debt, after netting cash and cash equivalents, as well as bank deposits and financial liabilities (including finance leases), totaled CLP 1,913 million compared to CLP 1,881 million as of December 31, 2011 due to additional debt incurred in connection with the acquisition of Prezunic.

On September 2012, the Company refinanced US 140 million for another year in to 2013. Part of 2012 installments are US 150 million of overdrafts in Argentina.

The Company used approximately CLP 353,189 million (equivalent to USD 260 million) of the net proceeds from the global offering and the preemptive rights offering to repay: i) all of our outstanding debt under our Santander Short-Term Loan on August 2, 2012 ii) approximately USD 205 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan on July 27, 2012 iii) amounts drawn under our committed credit facility in the aggregate amount of USD 250 million, with an affiliate of J.P. Morgan and an affiliate of Morgan Stanley on July 27, 2012.

Liabilities diminished, reaching CLP 4,419 million on September 30, 2012 explained mainly by the purchase of Prezunic in January 2012, the consolidation of Johnson and the funding of the strong expansion of the group. In addition, including the Cross Currency Swaps, at September 30, 2012 37% of the Company’s debt was at variable-rate. After the increase in variable interest rates in Chile, the financial costs of the debt of the Group increased. As a result of these two factors, Cencosud decreased its coverage ratio to 3.77 times on September 30, 2012, compared with 6.61 times as of September 30, 2011.

Financial Ratios13

(in times)	Sep-12	Sep-11
Financial debt / Ebitda	3.05	2.94
Financial Expense Ratio	3.77	6.61
Financial Debt / Equity	0.59	0.60
Total Liabilities / Equity	1.29	1.39
Current Assets / Current Liabilities	0.31	0.97

Interest rate risk

As of September 30, 2012, including the cross currency swaps, 63% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, approximately 97% was indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Risks in foreign currency exchange rates

In countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. Accordingly, the majority of the Company’s debt is denominated in local currencies. As of September 30, 2012, 32% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 68% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists of covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. The Company’s exposure to the US dollar is 10% of the total debt of the Company.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or

[13]	The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Operating Data by Business Segment and Country

		Third Quarter
		2012		2011
Number of stores (at end of period):
Supermarkets:	Chile	203		184
	Argentina	279		261
	Brazil	198		145
	Peru	77		68
	Supermarkets subtotal	757		658
Home Improvement:	Chile	31		29
	Argentina	48		48
	Colombia	4		4
	Home Improvement subtotal	83		81
Department Stores:	Chile	77		35
	Department Stores subtotal	77		35
Shopping Centers:	Chile	11		9
	Argentina	15		14
	Peru	3		2
	Shopping Centers subtotal	29		25

Total		946		799

Total selling space (at end of period)
Supermarkets:	Chile	505,665		449,290
	Argentina	511,716		479,918
	Brazil	495,056		370,163
	Peru	244,332		216,887
	Supermarkets subtotal	1,756,768		1,516,258
Home Improvement:	Chile	291,797		276,325
	Argentina	390,985		362,197
	Colombia	37,060		34,309
	Home Improvement subtotal	719,842		672,831
Department Stores:	Chile	373,168		237,627
	Department Stores subtotal	373,168		237,627
Shopping Centers:	Chile	430,621		282,693
	Argentina	234,034		215,796
	Peru	50,517	[14]	54,750
	Shopping Centers subtotal	715,173		553,239

Total		3,564,951		2,979,954

Average selling space per store:
Supermarkets:	Chile	2,491		2,442
	Argentina	1,857		1,839
	Brazil	2,500		2,553
	Peru	3,173		3,190
		2,329		2,304
Home Improvement:	Chile	9,413		9,528
	Argentina	8,146		7,546
	Colombia	8,577		8,577
		8,640		8,307
Department Stores:	Chile	4,846		6,789
		4,846		6,789
Shopping Centers:	Chile	39,147		31,410
	Argentina	16,314		15,414
	Peru	16,839		27,375
		25,341		22,130

[14]

In 2Q12 the company changed of criteria to measure selling space in Peru to match the criteria with the other countries where Cencosud operates shopping centers. As a result of that we had a reduction of 5,428 square meters. This quarter, with the opening of a new shopping mall; the reduction is reduced to 4,233 square meters in 3Q12.

		Third Quarter		Nine-Month, ended September 30th
Average sales per store (in CLP$ millions):		2012	2011	2012	2011
Supermarkets:	Chile	2,558	2,507	7,286	7,096
	Argentina	1,540	1,443	4,628	4,199
	Brazil	2,474	2,671	7,909	7,798
	Peru	2,297	2,236	6,696	6,363
	Supermarkets subtotal	2,134	2,093	6,409	6,026
Home Improvement:	Chile	3,011	2,892	9,343	9,282
	Argentina	3,275	2,779	9,443	7,764
	Colombia	2,658	2,313	8,003	6,912
	Home Improvement subtotal	3,147	2,796	9,336	8,265
Department Stores:	Chile	2,633	4,456	7,774	13,290
	Department Stores subtotal	2,633	4,456	7,774	13,290
Shopping Centers:	Chile	2,522	1,770	5,713	5,156
	Argentina	1,165	960	3,383	2,915
	Peru	523	738	1,653	2,054
	Shopping Centers subtotal	1,630	1,234	4,113	3,653

Sales per square meter (in CLP$ millions):		2012	2011	2012	2011
Supermarkets:	Chile	1.03	1.03	2.92	2.91
	Argentina	0.83	0.78	2.49	2.28
	Brazil	0.99	1.05	3.16	3.05
	Peru	0.72	0.70	2.11	1.99
	Supermarkets subtotal	0.92	0.91	2.75	2.62
Home Improvement:	Chile	0.32	0.30	0.99	0.97
	Argentina	0.40	0.37	1.16	1.03
	Colombia	0.29	0.27	0.86	0.81
	Home Improvement subtotal	0.36	0.34	1.08	1.00
Department Stores:	Chile	0.54	0.66	1.60	1.96
	Department Stores subtotal	0.54	0.66	1.60	1.96
Shopping Centers:	Chile	0.06	0.06	0.15	0.16
	Argentina	0.07	0.06	0.21	0.19
	Peru	0.03	0.03	0.10	0.08
	Shopping Centers subtotal	0.06	0.06	0.16	0.17

Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY		2012	2011	2012	2011
Supermarkets:	Chile	5.2%	4.6%	5.6%	4.8%
	Argentina	16.9%	22.9%	19.6%	23.2%
	Brazil	-2.8%	0.0%	0.5%	2.5%
	Peru	1.8%	10.4%	4.8%	5.6%
Home Improvement Stores:	Chile	8.6%	1.6%	6.4%	4.9%
	Argentina	28.3%	34.2%	29.7%	29.7%
	Colombia	10.2%	11.6%	8.9%	10.8%
Department Stores:	Chile	5.2%	3.5%	6.6%	5.4%

CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of September 30th, 2012)

	Third Quarter			Nine-Month, ended September 30th
	2012	2011	Δ%	2012	2011	Δ%
	MM Ch$	MM Ch$		MM Ch$	MM Ch$
Net revenues	2,201,736	1,863,268	18.2%	6,568,429	5,409,116	21.4%
Cost of sales	(1,576,345)	(1,335,448)	18.0%	(4,715,820)	(3,855,615)	22.3%

Gross profit	625,392	527,820	18.5%	1,852,610	1,553,501	19.3%
Selling and administrative expenses	(510,103)	(413,595)	23.3%	(1,520,681)	(1,194,912)	27.3%
Other income by function	20,005	10,284	94.5%	61,927	34,323	80.4%
Other gain (Losses)	204	(3,000)	-106.8%	(8,307)	(5,657)	46.8%

Operating income	135,498	121,510	11.5%	385,548	387,255	-0.4%
Participation in profit or loss of equity method associates	1,247	910	37.0%	3,487	2,600	34.1%
Financial Income	2,097	2,460	-14.8%	6,785	8,373	-19.0%
Finance Costs [for Non-Financial Activities]	(48,303)	(34,301)	40.8%	(146,317)	(103,585)	41.3%
Income (loss) from foreign exchange variations	6,487	(8,116)	-179.9%	(3,880)	(10,074)	-138.5%
Result of indexation units	(2,652)	(4,945)	-46.4%	(16,681)	(21,722)	-23.2%

Non-operating income (loss)	(41,124)	(43,993)	-6.5%	(148,845)	(124,407)	19.6%

Income before income taxes	94,373	77,517	21.7%	236,703	262,848	-9.9%
Income taxes	(27,461)	(21,755)	26.2%	(76,213)	(73,852)	3.2%

Profit (Loss)	66,913	55,762	20.0%	160,490	188,994	-15.1%
Profit (Loss) Attributable to Equity Holders of Parent	66,500	53,512	24.3%	157,082	180,837	-13.1%
Profit (Loss) Attributable to Minority Interest	413	2,250	-81.7%	3,408	8,158	-58.2%

Net income per share	28,6	23,6	12.2%	67,5	79,9	-21.6%
Number of shares outstanding (in millions)	2,507	2,264		2,507	2,264
Cash Flow Data

Net cash provided by (used in):
Operating activities	167,522	271,355	-38.3%	311,523	336,128	-7.3%
Financing activities	(66,207)	22,606	-392.9%	429,542	92,415	364.8%
Investing activities	(107,168)	(200,652)	-46.6%	(786,185)	(391,833)	100.6%

Other Financial Information

Organic Capex	(115,113)	(160,297)	-28.2%	(436,666)	(395,591)	10.4%
Acquisitions	0	0		(362,083)	0
Depreciation	36,415	29,293	24.3%	102,944	87,275	18.0%
Revalued & Fair Value Call	18,808	4,434	324.2%	41,709	24,796	68.2%
EBITDA	176,995	138,652	27.7%	479,179	445,334	7.6%
Adjusted EBITDA	154,352	147,279	4.8%	434,012	452,333	-4.1%
Financial Ratios

Gross margin	28,4%	28,3%	0.1Pt	28,2%	28,7%	-0.52Pt
Operating margin	6,2%	6,5%	-0.4Pt	5,9%	7,2%	-1.29Pt
Net margin	3,0%	3,0%	0.0Pt	2,4%	3,5%	-1.1Pt
EBITDA margin	8,0%	7,4%	0.6Pt	7,3%	8,2%	-0.9Pt

Adjusted EBITDA (Foreign exchange variations)	7,0%	7,9%	-0.9Pt	6,6%	8,4%	-1.8Pt

CENCOSUD S.A. - SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

(In millions of Chilean pesos as of September 30th, 2012)

	Third Quarter			Nine-Month, ended September 30th
	2012	2011		2012	2011
	MM Ch$	MM Ch$	D %	MM Ch$	MM Ch$	D %
Net Revenues:	2,201,736	1,863,268	18.2%	6,568,429	5,409,116	21.4%

Supermarkets	1,615,644	1,377,127	17.3%	4,851,854	3,965,074	22.4%
Home improvement	261,165	226,515	15.3%	774,898	669,505	15.7%
Department stores	202,714	155,966	30.0%	598,589	465,149	28.7%
Shopping centers	45,627	30,853	47.9%	115,170	91,323	26.1%
Financial services	71,909	68,139	5.5%	216,031	206,351	4.7%
Others	4,677	4,668	0.2%	11,887	11,713	1.5%

Cost of Good:	(1,576,345)	(1,335,448)	18.0%	(4,715,820)	(3,855,615)	22.3%

Supermarkets	(1,215,586)	(1,035,167)	17.4%	(3,651,475)	(2,982,113)	22.4%
Home improvement	(173,820)	(155,350)	11.9%	(526,231)	(461,043)	14.1%
Department stores	(152,604)	(116,130)	31.4%	(438,399)	(336,384)	30.3%
Shopping centers	(6,588)	(4,826)	36.5%	(16,693)	(13,503)	23.6%
Financial services	(27,048)	(22,550)	19.9%	(81,003)	(58,160)	39.3%
Others	(699)	(1,424)	50.9%	(2,019)	(4,411)	54.2%

Gross Profit:	625,392	527,820	18.5%	1,852,610	1,553,501	19.3%

Supermarkets	400,059	341,960	17.0%	1,200,379	982,961	22.1%
Home improvement	87,345	71,165	22.7%	248,667	208,461	19.3%
Department stores	50,110	39,836	25.8%	160,190	128,765	24.4%
Shopping centers	39,039	26,027	50.0%	98,477	77,820	26.5%
Financial services	44,861	45,589	-1.6%	135,029	148,191	-8.9%
Others	3,977	3,244	-22.6%	9,868	7,302	-35.1%

SG&A Expenses:	(510,103)	(413,595)	23.3%	(1,520,681)	(1,194,912)	27.3%

Supermarkets	(331,951)	(269,818)	23.0%	(1,001,576)	(777,540)	28.8%
Home improvement	(68,503)	(58,918)	16.3%	(199,647)	(168,466)	18.5%
Department stores	(51,764)	(38,697)	33.8%	(157,948)	(114,297)	38.2%
Shopping centers	(6,432)	(6,157)	4.5%	(19,749)	(15,884)	24.3%
Financial services	(27,752)	(21,868)	26.9%	(78,996)	(67,168)	17.6%
Others	(23,701)	(18,136)	30.7%	(62,765)	(51,556)	21.7%

Operating Income:	135,498	121,510	11.5%	385,548	387,255	-0.4%

Supermarkets	69,720	75,924	-8.2%	202,789	212,715	-4.7%
Home improvement	18,891	12,298	53.6%	49,173	40,117	22.6%
Department stores	(1,784)	1,961	-191.0%	2,296	15,295	-85.0%
Shopping centers	51,037	25,463	100.4%	136,355	87,949	55.0%
Financial services	17,152	23,752	-27.8%	56,132	81,074	-30.8%
Others	(19,518)	(17,890)	-9.1%	(61,197)	(49,896)	-22.6%

EBITDA:	176,995	138,652	27.7%	479,179	445,334	7.6%

Supermarkets	91,484	94,388	-3.1%	265,332	267,674	-0.9%
Home improvement	23,429	16,362	43.2%	62,217	52,450	18.6%
Department stores	4,289	6,275	-31.6%	21,594	28,011	-22.9%
Shopping centers	53,081	26,929	97.1%	141,525	92,247	53.4%
Financial services	18,059	24,483	-26.2%	58,587	83,319	-29.7%
Others	(13,348)	(29,785)	55.2%	(70,076)	(78,366)	10.6%

CENCOSUD S.A. - SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of September 30th, 2012)

		Third Quarter			Nine-Month, ended September 30th
		2012	2011		2012	2011
		MM Ch$	MM Ch$	D %	MM Ch$	MM Ch$	D %
Supermarkets:	Chile	519,289	461,211	12.6%	1,479,027	1,305,693	13.3%
	Argentina	429,603	376,607	14.1%	1,291,182	1,096,020	17.8%
	Brazil	489,917	387,242	26.5%	1,566,030	1,130,710	38.5%
	Peru	176,836	152,068	16.3%	515,616	432,650	19.2%
	Subtotal	1,615,644	1,377,127	17.3%	4,851,854	3,965,074	22.4%

Home Improvement:	Chile	93,331	83,879	11.3%	289,619	269,173	7.6%
	Argentina	157,203	133,386	17.9%	453,268	372,684	21.6%
	Colombia	10,631	9,251	14.9%	32,011	27,648	15.8%
	Subtotal	261,165	226,515	15.3%	774,898	669,505	15.7%

Department Stores:	Chile	202,714	155,966	30.0%	598,589	465,149	28.7%
	Subtotal	202,714	155,966	30.0%	598,589	465,149	28.7%

Shopping Centers:	Chile	27,742	15,933	74.1%	62,843	46,405	35.4%
	Argentina	16,316	13,445	21.4%	47,368	40,810	16.1%
	Peru	1,569	1,475	6.4%	4,959	4,108	20.7%
	Subtotal	45,627	30,853	47.9%	115,170	91,323	26.1%

Financial Services:	Chile	57,731	55.637	3.8%	173,059	171.933	0.7%
	Argentina	9,995	7.673	30.3%	31,139	23.324	33.5%
	Brazil	551	1.507	-63.4%	2,902	5.238	-44.6%
	Peru	3,632	3.322	9.3%	8,932	5.857	52.5%
	Subtotal	71,909	68.139	5.5%	216,031	206.351	4.7%

Others:	Chile	1,332	171	678.1%	2,699	2.659	1.5%
	Argentina	2,533	3.526	-28.2%	7,737	6.650	16.3%
	Peru	812	971	-16.4%	1,451	2.405	-39.6%
	Subtotal	4,677	4.668	0.2%	11,887	11.713	1.5%

TOTAL NET REVENUES		2,201,736	1.863.268	18.2%	6,568,429	5.409.116	21.4%

Supermarkets:	Chile	-395,006	-351.922	12.2%	-1,127,079	-997.558	13.0%
	Argentina	-304,152	-266.199	14.3%	-909,830	-778.480	16.9%
	Brazil	-382,405	-300.594	27.2%	-1,223,580	-878.280	39.3%
	Peru	-134,023	-116.451	943.9%	-390,986	-327.795	n.a.
	Subtotal	-1,215,586	-1.035.167	17.4%	-3,651,475	-2.982.113	22.4%

Home Improvement:	Chile	-67,280	-62.773	7.2%	-212,180	-198.801	6.7%
	Argentina	-98,728	-85.850	15.0%	-290,404	-242.260	19.9%
	Colombia	-7,811	-6.728	16.1%	-23,648	-19.983	18.3%
	Subtotal	-173,820	-155.350	11.9%	-526,231	-461.043	14.1%

Department Stores:	Chile	-152,604	-116.130	31.4%	-438,399	-336.384	30.3%
	Subtotal	-152,604	-116.130	31.4%	-438,399	-336.384	30.3%

Shopping Centers:	Chile	-1,959	-908	115.7%	-4,355	-2.975	46.4%
	Argentina	-4,395	-3.737	17.6%	-11,593	-9.981	16.2%
	Peru	-233	-181	n.a.	-745	-548	n.a.
	Subtotal	-6,588	-4.826	36.5%	-16,693	-13.503	23.6%

Financial Services:	Chile	-22,470	-19.856	13.2%	-66,389	-48.644	36.5%
	Argentina	-2,490	-1.900	31.0%	-7,744	-6.950	11.4%
	Peru	-2,089	-795	162.8%	-6,870	-2.566	167.7%
	Subtotal	-27,048	-22.550	19.9%	-81,003	-58.160	39.3%

Others:	Chile	-150	-244	-38.5%	-378	-1.394	-72.9%
	Argentina	-502	-806	-37.7%	-1,537	-2.120	-27.5%
	Peru	-47	-374	86.8%	-103	-897	125.1%
	Subtotal	-699	-1.424	-50.9%	-2,019	-4.411	-54.2%

TOTAL COST OF SALES		-1.576.345	-1,335,448	18.0%	-4.715.820	-3,855,615	22.3%

Supermarkets:	Chile	124,283	109.288	13.7%	351,948	308.136	14.2%
	Argentina	125,451	110.408	13.6%	381,352	317.541	20.1%
	Brazil	107,512	86.648	24.1%	342,450	252.430	35.7%
	Peru	42,813	35.617	20.2%	124,629	104.855	18.9%
	Subtotal	400,059	341.960	17.0%	1,200,379	982.961	22.1%

Home Improvement:	Chile	26,051	21.106	23.4%	77,440	70.371	10.0%
	Argentina	58,474	47.536	23.0%	162,864	130.425	24.9%
	Colombia	2,820	2.523	11.8%	8,364	7.665	9.1%
	Subtotal	87,345	71.165	22.7%	248,667	208.461	19.3%

Department Stores:	Chile	50,110	39.836	25.8%	160,190	128.765	24.4%
	Subtotal	50,110	39.836	25.8%	160,190	128.765	24.4%

Shopping Centers:	Chile	25,782	15.025	71.6%	58,488	43.431	34.7%
	Argentina	11,921	9.707	22.8%	35,775	30.829	16.0%
	Peru	1,336	1.294	3.3%	4,214	3.560	18.4%
	Subtotal	39,039	26.027	50.0%	98,477	77.820	26.5%

Financial Services:	Chile	35,261	35.781	-1.5%	106,670	123.289	-13.5%
	Argentina	7,506	5.773	30.0%	23,395	16.373	42.9%
	Brazil	551	1.507	-63.4%	2,902	5.238	-44.6%
	Peru	1,543	2.527	-39.0%	2,062	3.290	-37.3%
	Subtotal	44,861	45.589	-1.6%	135,029	148.191	-8.9%

Others:	Chile	1,182	-73	n.a.	2,320	1.265	83.5%
	Argentina	2,030	2.720	-25.4%	6,199	4.530	36.8%
	Peru	765	597	28.2%	1,348	1.508	-10.6%
	Subtotal	3,977	3.244	22.6%	9,868	7.302	35.1%

TOTAL GROSS PROFIT		625.392	527,820	18.5%	1.852.610	1,553,501	19.3%

CENCOSUD S.A.

CONSOLIDATED BALANCE SHEETS

(In millions of Chilean pesos as of September 30th, 2012 )

	Sep 2012	Dec 2011
	MM Ch$	MM Ch$
Current Assets:
Cash and Cash Equivalents	100,932	145,315
Other Financial Assets, Current	53,749	221,929
Other Non-Financial Assets, Current	11,925	12,259
Trade and Other Receivables, Net, Current	918,305	930,381
Accounts receivable from related parties, Current	881	82
Inventories	800,795	769,472
Tax Assets, Current	18,757	6,962

Total Current Assets	1,905,344	2,086,401

Non-Current Assets:
Other Financial Assets, Non-Current	34,215	46,980
Other Non-Financial Assets, Non-Current	38,727	35,052
Trade and Other Receivables, Net, Non-Current	143,278	194,444
Equity Method Accounted Investments in Associates	40,503	38,830
Intangible Assets, Net	535,788	526,688
Capital gain	1,062,691	1,001,779
Property, Plant and Equipment, Net	2,334,211	2,260,289
Investment Property	1,412,116	1,310,143
Current tax assets, Non-Current	9,391	0
Deferred Tax Assets	201,266	154,163

Total Non-Current Assets	5,812,186	5,568,367

TOTAL ASSETS	7,717,530	7,654,769

Current Liabilities:
Other Financial Liabilities, Current	473,649	578,823
Trade and Other Payables, Current	1,426,418	1,550,821
Notes and accounts payable to related companies, Current	1,002	1,448
Provisions, Current	38,910	17,475
Current Tax Payables	27,447	40,490
Current provisions for employee benefits	81,616	68,650
Other Non-Financial Liabilities, Current	57,668	71,050

Total Current Liabilities	2,106,710	2,328,756

Non-Current Liabilities:
Other Financial Liabilities, Non-Current	1,804,717	1,872,951
Trade and Other Payables, Non-Current	8,684	11,151
Provisions, Non-Current	79,642	83,468
Deferred Tax Liabilities	348,412	313,047
Other Non-Financial Liabilities, Non current	70,890	82,722

Total Non-Current Liabilities	2,312,346	2,363,339

Equity:
Issued Capital	1,791,804	927,804
Issued Premium	237,348	477,341
Other Reserves	-522,349	-202,722
Retained Earnings (Accumulated Losses)	1,790,334	1,672,500

Equity Attributable to Equity Holders of Parent	3,297,137	2,874,923

Minority Interest	1,337	87,750

Total Equity	3,298,474	2,962,673

TOTAL EQUITY AND LIABILITIES	7,717,530	7,654,769

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Third Quarter			Nine-Month, ended September 30th
	2012	2011		2012	2011
	MM Ch$	MM Ch$	Δ%	MM Ch$	MM Ch$	Δ%
Profit (Loss)	66,913	55,762	20,0%	160,490	188,994	-15,1%

Financial Income	2,097	2,460	-14.8%	6,785	8,373	-19.0%
Finance Costs [for Non-Financial Activities]	-48,303	-34,301	40.8%	-146,317	-103,585	41.3%
Income taxes	-27,461	-21,755	26.2%	-76,213	-73,853	3.2%
Depreciation	-36,415	-29,293	24.3%	-102,944	-87,275	18.0%

EBITDA	176,995	138,652	27.7%	479,179	445,334	7.6%

Quarter ended September 30, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Sh. Centers	H. Improvement	D. Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	69,744	52,260	18,891	(1,784)	17,152	(89,763)	66,500
Profit attributable to non-controlling shareholders	0	0	0	0	0	413	413
Net Income	69,744	52,260	18,891	(1,784)	17,152	(89,350)	66,913
Financial Expense (net)	0	0	0	0	0	(46,206)	(46,206)
Income Tax Charge	0	0	0	0	0	(27,461)	(27,461)
EBIT	69,744	52,260	18,891	(1,784)	17,152	(15,683)	140,580
Depreciation and Amortization	21,740	821	4,539	6,074	907	2,335	36,415
EBITDA	91,484	53,081	23,429	4,289	18,059	(13,348)	176,995
Exchange differences	0	0	0	0	0	6,487	6,487
Increase on Revaluation of Investment Properties	0	18,808	0	0	0	0	18,808
(Losses) gains from indexation	0	0	0	0	0	(2,652)	(2,652)
Adjusted EBITDA	91,484	34,274	23,429	4,289	18,059	-17,183	154,352

Nine months ended September 30, 2012 (in millions of Ch$)

Information by Segment	Supermarket	Sh. Centers	H. Improvement	D. Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	202,881	139,752	49,173	2,296	56,131	(293,149)	157,082
Profit attributable to non-controlling shareholders	0	0	0	0	0	3,408	3,408
Net Income	202,881	139,752	49,173	2,296	56,131	(289,741)	160,490
Financial Expense (net)	0	0	0	0	0	(139,532)	(139,532)
Income Tax Charge	0	0	0	0	0	(76,213)	(76,213)
EBIT	202,881	139,752	49,173	2,296	56,131	(73,997)	376,235
Depreciation and Amortization	62,452	1,773	13,045	19,298	2,456	3,920	102,944
EBITDA	265,332	141,525	62,217	21,594	58,587	(70,076)	479,179
Exchange differences	0	0	0	0	0	3,880	3,880
Increase on Revaluation of Investment Properties	0	57,967	0	0	0	0	57,967
(Losses) gains from indexation	0	0	0	0	0	(16,681)	(16,681)
Adjusted EBITDA	265,332	83,558	62,217	21,594	58,587	-57,276	434,012

Quarter ended September 30, 2011 (in millions of Ch$)

Information by Segment	Supermarket	Sh. Centers	H. Improvement	D. Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	75,927	26,372	12,298	1,961	23,751	(86,797)	53,512
Profit attributable to non-controlling shareholders	0	0	0	0	0	2,250	2,250
Net Income	75,927	26,372	12,298	1,961	23,751	(84,547)	55,762
Financial Expense (net)	0	0	0	0	0	(31,842)	(31,842)
Income Tax Charge	0	0	0	0	0	(21,755)	(21,755)
EBIT	75,927	26,372	12,298	1,961	23,751	(30,951)	109,359
Depreciation and Amortization	18,461	557	4,064	4,313	732	1,166	29,293
EBITDA	94,388	26,929	16,362	6,275	24,483	(29,785)	138,652
Exchange differences	0	0	0	0	0	(8,116)	(8,116)
Increase on Revaluation of Investment Properties (1)	0	4,434	0	0	0	0	4,434
(Losses) gains from indexation	0	0	0	0	0	(4,945)	(4,945)
Adjusted EBITDA	94,388	22,495	16,362	6,275	24,483	-16,724	147,279

Nine months ended September 30, 2012 (in millions of Ch$)

Information by Segment	Supermarket	Sh. Centers	H. Improvement	D. Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	212,714	90,551	40,117	15,295	81,072	(258,913)	180,837
Profit attributable to non-controlling shareholders	0	0	0	0	0	8,158	8,158
Net Income	212,714	90,551	40,117	15,295	81,072	(250,755)	188,994
Financial Expense (net)	0	0	0	0	0	(95,212)	(95,212)
Income Tax Charge	0	0	0	0	0	(73,853)	(73,853)
EBIT	212,714	90,551	40,117	15,295	81,072	(81,691)	358,059
Depreciation and Amortization	54,959	1,696	12,333	12,715	2,247	3,325	87,275
EBITDA	267,674	92,247	52,450	28,011	83,319	(78,366)	445,334
Exchange differences	0	0	0	0	0	(10,074)	(10,074)
Increase on Revaluation of Investment Properties	0	24,796	0	0	0	0	24,796
(Losses) gains from indexation	0	0	0	0	0	(21,722)	(21,722)
Adjusted EBITDA	267,674	67,451	52,450	28,011	83,319	-46,571	452,333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: November 21, 2012